SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F   ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____                No   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding status of pre-conditions/extension of long stop date in connection with the pre-conditional voluntary general offer for China Gas Holdings Limited, which announcement is jointly made by ENN Energy Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on September 6, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR
CHINA GAS HOLDINGS LIMITED

STATUS OF PRE-CONDITIONS/EXTENSION OF LONG STOP DATE

ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) (together, the “Offerors”) have agreed to extend the Long Stop Date to October 15, 2012.

The Offerors refer to (i) their offer announcement dated December 12, 2011 (the “Offer Announcement”); and (ii) their update announcements dated March 7, 2012, March 19, 2012, April 30, 2012, July 6, 2012, August 6, 2012 and August 29, 2012.

Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

STATUS OF PRE-CONDITIONS

Since the update announcement published by the Offerors on August 29, 2012 (the “Latest Update Announcement”), there is no material update on the outstanding Pre-conditions.

EXTENSION OF THE LONG STOP DATE

The Offerors have agreed to extend the Long Stop Date until October 15, 2012 so as to be consistent with the latest time for satisfying the Posting Condition as stated in the Latest Update Announcement.

As stated in the Latest Update Announcement, if by the time the Offer Document is despatched, any Required Approval remains outstanding (including, if applicable, the Anti Monopoly Clearance and/or the NDRC Approval), then such outstanding Required Approval would be included in the Offer Document as Conditions to the Offers. Accordingly, it is possible that the Offerors may despatch the Offer Document prior to the Long Stop Date by changing any Required Approval then outstanding from Pre-Conditions to Conditions to the Offers.

As stated in the Latest Update Announcement, the Executive has indicated that, other than in wholly exceptional circumstances, it is minded not to consent to the Offerors despatching the Offer Document later than the dates prescribed in the Latest Update Announcement. Accordingly, the Offerors hereby reserve their right to further extend the Long Stop Date in the exceptional circumstances that the Executive considers appropriate for any further extension of the despatch date of the Offer Document.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and if made, may or may not become unconditional. If the Pre-Conditions are not satisfied on or before October 15, 2012 and the Offerors have not changed the outstanding Pre-Conditions to Conditions to the Offers, the Offers will not be made by the Offerors and the Transaction will not be implemented. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, September 6, 2012

By order of the Board of Directors of ENN Energy Holdings Limited Cheng Chak Ngok Executive Director and Company Secretary	By order of the Board of Directors of China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this announcement, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#      Executive Director
*  Non-executive Director
+    Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: September 7, 2012